Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2017 AND CHANGE IN BOARD OF DIRECTORS

-	Cloud computing revenues increased by 86.5% on a year-over-year basis.
-	Mobile advertising revenues increased by 39.9% on a year-over-year basis.

Shenzhen, China, May 10, 2017 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2017, and change in its board of directors.

First Quarter 2017 Financial Highlights

•	Total revenues were US$39.6 million, a 2.9% increase from the corresponding period of last year and up 0.4% from the previous quarter.

•	Subscription revenues were US$20.8 million, down 6.0% from the corresponding period of last year and a 4.2% decrease from the previous quarter.

•	Online advertising revenues (revenues primarily from mobile advertising) were US$3.8 million, a 2.9% decrease from the corresponding period of last year and a 17.3% decrease from the previous quarter.

•	Other internet value-added services (“IVAS”) revenues were US$15.0 million, a 20.6% increase from the corresponding period of last year and a 14.0% increase from the previous quarter. IVAS consists of services other than subscription and advertising and includes cloud computing.

Change in Board of Directors

Xunlei announced that Mr. Quan Zhou has tendered his resignation as a director of the Company for personal reasons, effective on May 10, 2017. After this change, Xunlei’s board of directors will be comprised of eight members.

''I would like to thank Mr. Zhou for his contributions to Xunlei over the past three years, and we appreciate his valuable insight and dedication.'' said Mr. Sean Shenglong Zou, Chairman and Chief Executive Officer of Xunlei.

First Quarter 2017 Results

Total Revenues

Total revenues were US$39.6 million, up 2.9% on a year-over-year basis and increase 0.4% sequentially. The increase in total revenues on a year-over-year basis was mainly attributable to the growths of cloud computing and mobile advertising.

Subscription: Revenues from subscriptions were US$20.8 million, down 6.0% on a year-over-year basis and down 4.2% sequentially. The decrease in subscription revenue was primarily attributable to decline in the number of subscribers[1]. The number of subscribers was 4.08 million as of March 31, 2017, down from 4.49 million as of March 31, 2016 and 4.18 million as of December 31, 2016 . The average revenue per subscriber for the first quarter was RMB35.1, up from RMB32.1 as of March 31, 2016, but down from RMB35.7 as of December 31, 2016.

Online advertising (including mobile advertising): Revenues from online advertising were US$3.8 million, down 2.9% on a year-over-year basis and down 17.3% sequentially. The decline was mainly due to reduction of advertising revenues from PC based products. Mobile advertising revenue increased 39.9% on a year-over-year basis.

IVAS: Revenues from IVAS (including revenues from cloud computing) were US$15.0 million, up 20.6% on a year-over-year basis and up 14.0% sequentially. Cloud computing revenues grew by 86.5% and 36.3% on a year-over-year and sequential basis, respectively.

Cost of Revenues

Cost of revenues was US$23.3 million, representing 58.8% of total revenues.

Bandwidth costs: Bandwidth costs were US$17.8 million, representing 45.0% of total revenues, compared with 36.6% in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the first quarter was US$16.2 million, down 15.0% sequentially. Gross margin was 40.8%, compared with 48.2% in the previous quarter.

Operating Expenses

Total operating expenses for the first quarter were US$26.4 million, representing 66.6% of total revenues, compared with 73.8% in the previous quarter.

Research and Development Expenses

Research and development expenses for the first quarter were US$16.5 million, representing 41.6% of total revenues, compared with 45.7% in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter were US$2.7 million, representing 6.7% of total revenues, compared with 12.5% in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the first quarter were US$7.2 million, representing 18.3% of total revenues, compared with 15.6% in the previous quarter.

Operating Loss

Operating loss was US$10.2 million, compared with operating loss of US$10.1 million in the previous quarter. The company continues to invest in a range of new technologies and services, including cloud computing, which is still loss-making.

[1] The calculation is based on the number of users who can assess our premium acceleration services, including accounts temporarily suspended but excluding sub-accounts and accounts on a trial basis. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services, for example, frequently participating in reviewing and rating of our products. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts. Such sub-accounts allow users to access to our premium acceleration services, at no additional charges. Average revenues per subscriber refer to subscription revenues for the quarter divided by the number of subscriber as of the quarter end.

Net Loss and Loss Per Share

Net loss from continuing operations was US$6.7 million in the first quarter of 2017, compared with US$7.0 million in the previous quarter. Non-GAAP net loss from continuing operations was US$4.4 million in the first quarter of 2017, compared with a loss of US$4.4 million in the previous quarter.

Diluted loss per ADS from continuing operations in the first quarter of 2017 was US$0.1015. Non-GAAP diluted loss from continuing operations per ADS in the first quarter of 2017 was US$0.0665.

Cash Balance

As of March 31, 2017, the Company had cash, cash equivalents and short-term investments of US$370.9 million, compared with US$381.5 million as of December 31, 2016. The decline in cash and cash equivalents and short-term investments was primarily due to operating loss during the period.

Guidance for Second Quarter 2017

For the second quarter 2017, Xunlei estimates total revenues to be between US$39.5 million to US$42.5 million, the midpoint of the range representing a year-over-year increase of 6.6%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on May 11, 2017, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	+ 852-3018-6776
United States:	+1-855-500-8701
International:	+65 6713-5440
Passcode:	15431272

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	15431272
Replay End Date:	May 19, 2017

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2017	2016
	US$	US$
Assets

Current assets:
Cash and cash equivalents	244,509	199,504
Short-term investments	126,350	181,960
Accounts receivable, net	18,668	14,536
Inventories	361	374
Deferred tax assets (note)	-	1,221
Due from related parties	873	1,097
Prepayments and other current assets	14,371	13,593
Total current assets	405,132	412,285

Non-current assets:
Long-term investments	41,372	40,792
Deferred tax assets (note)	4,404	3,272
Property and equipment, net	21,775	21,016
Intangible assets, net	10,629	10,746
Goodwill	20,609	20,497
Other long-term prepayments and receivables	853	1,187
Total assets	504,774	509,795

Liabilities
Current liabilities:
Accounts payable	40,116	33,376
Due to a related party	39	45
Deferred revenue and income, current portion	25,357	24,532
Income tax payable	3,073	2,321
Accrued liabilities and other payables	24,937	33,131
Total current liabilities	93,522	93,405

Non-current liabilities:
Deferred revenue and income	3,597	4,082
Deferred tax liability, non-current portion	-	635
Due to related parties, non-current portion	4,587	4,537
Other long-term payable	895	886
Total liabilities	102,601	103,545

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 330,545,000 shares outstanding as at December 31, 2016; 368,877,209 issued and 330,917,250 shares outstanding as at March 31, 2017)	83	83
Additional paid-in-capital	455,313	453,347
Accumulated other comprehensive loss	(12,939)	(13,629)
Statutory reserves	5,132	5,132
Treasury shares (38,332,209 shares and 37,959,959 shares as at December 31, 2016 and March 31, 2017, respectively)	9	9
Accumulated deficits	(43,424)	(36,704)
Total Xunlei Limited's shareholders' equity	404,174	408,238
Non-controlling interests	(2,001)	(1,988)
Total liabilities and shareholders' equity	504,774	509,795

Note: The Group has adopted Accounting Standards Update (“ASU”) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”) on January 1, 2017. This guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current on the balance sheet. The Group has not applied the guidance retrospectively as permitted by ASU 2015-17. Accordingly, all deferred tax assets and liabilities are recorded as non-current in the consolidated balance sheet as of March 31, 2017.

    XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2017	2016	2016
	US$	US$	US$
Revenues, net of rebates and discounts	39,597	38,474	39,451
Business taxes and surcharges	(153)	(193)	(228)
Net revenues	39,444	38,281	39,223
Cost of revenues	(23,282)	(20,393)	(20,202)
Gross profit	16,162	17,888	19,021

Operating expenses
Research and development expenses	(16,485)	(15,379)	(18,028)
Sales and marketing expenses	(2,656)	(3,835)	(4,921)
General and administrative expenses	(7,248)	(6,626)	(6,160)
Total operating expenses	(26,389)	(25,840)	(29,109)

Operating loss	(10,227)	(7,952)	(10,088)
Interest income	624	746	448
Interest expense	(60)	(60)	(60)
Other income, net	3,331	1,781	1,642
Share of income/(loss) from equity investee	(93)	(60)	(187)
Loss from continuing operations before income taxes	(6,425)	(5,545)	(8,245)
Income tax (expense)/benefit	(290)	160	1,249
Net loss from continuing operations	(6,715)	(5,385)	(6,996)

Discontinued operations
Loss from discontinued operations before income taxes	-	(175)	-
Income tax benefit	-	26	-
Net loss from discontinued operations	-	(149)	-

Net loss	(6,715)	(5,534)	(6,996)
Less: net loss attributable to non-controlling interest	5	(13)	(33)
Net loss attributable to common shareholders	(6,720)	(5,521)	(6,963)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2017	2016	2016
	US$	US$	US$
Loss per share for common shares, basic
Continuing operations	(0.0203)	(0.0159)	(0.0211)
Discontinued operations	-	(0.0004)	-
Total loss per share for common shares, basic	(0.0203)	(0.0163)	(0.0211)

Loss per share for common shares, diluted
Continuing operations	(0.0203)	(0.0159)	(0.0211)
Discontinued operations	-	(0.0004)	-
Total loss per share for common shares, diluted	(0.0203)	(0.0163)	(0.0211)

Loss per ADS, basic
Continuing operations	(0.1015)	(0.0795)	(0.1055)
Discontinued operations	-	(0.0020)	-
Total loss per ADS, basic	(0.1015)	(0.0815)	(0.1055)

Loss per ADS, diluted
Continuing operations	(0.1015)	(0.0795)	(0.1055)
Discontinued operations	-	(0.0020)	-
Total loss per ADS, diluted	(0.1015)	(0.0815)	(0.1055)

Weighted average number of common shares used in calculating continuing operations:
Basic	330,565,587	337,965,861	330,397,477
Diluted	330,565,587	337,965,861	330,397,477

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,113,117	67,593,172	66,079,495
Diluted	66,113,117	67,593,172	66,079,495

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2017	2016	2016
	US$	US$	US$

GAAP operating loss	(10,227)	(7,952)	(10,088)
Share-based compensation expenses	2,325	2,512	2,550
Non-GAAP operating loss	(7,902)	(5,440)	(7,538)

GAAP net loss from continuing operations	(6,715)	(5,385)	(6,996)
Share-based compensation expenses	2,325	2,512	2,550
Non-GAAP net loss from continuing operations	(4,390)	(2,873)	(4,446)

GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0203)	(0.0159)	(0.0211)
Diluted	(0.0203)	(0.0159)	(0.0211)

GAAP loss per ADS attributable to continuing operations:
Basic	(0.1015)	(0.0795)	(0.1055)
Diluted	(0.1015)	(0.0795)	(0.1055)

Non-GAAP loss per share for common shares attributable to continuing operations:
Basic	(0.0133)	(0.0085)	(0.0134)
Diluted	(0.0133)	(0.0085)	(0.0134)

Non-GAAP loss per ADS attributable to continuing operations:
Basic	(0.0665)	(0.0425)	(0.0670)
Diluted	(0.0665)	(0.0425)	(0.0670)

Weighted average number of common shares used in calculating:
Basic	330,565,587	337,965,861	330,397,477
Diluted	330,565,587	337,965,861	330,397,477

Weighted average number of ADSs used in calculating:
Basic	66,113,117	67,593,172	67,079,495
Diluted	66,113,117	67,593,172	67,079,495

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com